Exhibit 1

For Immediate Release

 Pointer Telocation to Present at the LD Micro Conference
in Los Angeles on December 6, 2017

Rosh HaAyin, Israel November 27, 2017. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that its Chief Executive Officer, David Mahlab, will present at the LD Micro Conference on Wednesday, December 6, 2017.

The conference will take place at the Luxe Sunset Boulevard Hotel in Los Angeles, California. Pointer’s Chief Executive Officer is scheduled to present at 7:30 am Pacific Time, on December 6, 2017.

At the conference there will be an opportunity for investors to meet one-on-one with management.

Investors interested in meeting with management at the conference should contact the conference organizers or Pointer’s Investor Relations team at pointer@gkir.com.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer's innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization's critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com